

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

January 12, 2017

<u>Via E-mail</u>
Richard E. Konzmann
Executive Vice President, Chief Financial Officer and Treasurer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

> **Re:** **Arlington Asset Investment Corp.**
> **Registration Statement on Form S-3**
> **Filed December 30, 2016**
> **File No. 333-215384**

Dear Mr. Konzmann:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2015, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Robert K. Smith, Esq. (*via e-mail*)